INDEPENDENT AUDITORS' CONSENT


The Administrative Committee
Downey Savings and Loan Association, F.A.
   Employees' Retirement and Savings Plan:


We consent to incorporation in the Registration Statement (No. 333-30483) on Form S-8 of Downey Financial Corp. of our report dated May 5, 2000 relating to the statements of net assets available for plan benefits of the Downey Savings and Loan Association, F.A. Employees' Retirement and Savings Plan as of December 31, 1999 and 1998, the related statements of changes in net assets available for plan benefits for the years then ended and the supplemental schedule, which report appears in the December 31, 1999 annual report on Form 11-K of Downey Savings and Loan Association, F.A. Employees' Retirement and Savings Plan.




                                      /s/ KMPG LLP
Los Angeles, California
June 19, 2000